June 13, 2012

VIA EDGAR AND OVERNIGHT MAIL

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eurasian Minerals Inc. (File No. 333-180092)
Amendment No. 1 to Registration Statement on Form F-4, filed May 14, 2012

Dear Mr. Reynolds:

     On behalf of Eurasian Minerals Inc. (“Eurasian”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 30, 2012 with respect to the above-referenced registration statement on Form F-4 (as so amended, the “Registration Statement”).

     Eurasian has today filed an Amendment No. 2 to the Registration Statement (the “Amendment”), together with a copy of this letter via EDGAR correspondence. Eurasian is also providing supplementally to the Staff five copies of a version of the Amendment, which has been marked to show changes since the filing of the Registration Statement on May 14, 2012.

     For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Generally, the information contained herein with respect to Eurasian has been furnished by Eurasian and the information contained herein with respect to Bullion Monarch Mining, Inc. (“Bullion”) has been furnished by Bullion. Unless otherwise indicated, all page references in the responses set forth below are to pages of the Amendment.

Amendment No. 1 to Registration Statement on Form F-4

Selected Unaudited Pro Forma condensed Combined Financial Data, page 17

Comparative Historical Per Share Data, page 15

1.

We note your revised disclosure in response to comment ten of our letter dated April 10, 2012. Please tell us how you arrived at Bullion’s book value per share of $0.22 as of April 30, 2011 based on total assets of $10,599,652 (page F-51) and 43,504,093 outstanding shares (page F-51).

The reference to Bullion’s book value per share of $0.22 was a typographical error. In response to the Staff’s comment, we have revised the disclosure on page 18 to reflect the correct book value per share of $0.24.

Suite 300 – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Mr. John Reynolds, p. 2
June 13, 2012

Background of the Merger, page 46

2.

We note your response to comment 20 that Mr. Semeniuk has reissued his opinion clarifying that the use by security holders was not intended to be included and that he intended to refer to Eurasian’s ability to obtain capital from their business transactions in the form of cost recoveries. We also note your statement that “[o]n January 27, 2012, Bullion’s board of directors held a meeting to discuss the terms of the proposed transaction … Semeniuk then reviewed with Bullion’s board of directors his financial analysis of the proposed merger consideration and rendered his opinion to Bullion’s board of directors that the consideration to be received by holders of Bullion common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.” We also note your statements in the section Financial Analysis and Opinion of Semeniuk, on page 41, that “the Bullion board of directors considered the financial analysis by Semeniuk, Bullion’s financial advisor, of the proposed merger consideration and the opinion of Semeniuk, dated January 27, 2012, to the effect that, as of that date, and based upon and subject to the various considerations set forth in his opinion, the consideration to be received by holders of Bullion common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.” Please revise your disclosure in light of the noted changes to your fairness opinion. We may have further comment.

In response to the Staff’s comment, we have revised the disclosure in the Amendment relating to Mr. Semeniuk’s opinion to provide that, subsequent to January 27, 2012, Mr. Semeniuk reissued his written fairness opinion, clarifying that the statement therein that Eurasian enjoys many revenues was intended to represent exploration and cost recoveries and management fees received by Eurasian rather than revenues under generally accepted accounting principles. In addition, we have disclosed that the Bullion board of directors met on June 5, 2012 and reviewed the changes to Mr. Semeniuk’s written fairness opinion, whereupon the Bullion board reconfirmed its determination that the merger agreement and the transactions contemplated thereby were advisable to and in the best interests of Bullion and its shareholders, its recommendation that Bullion shareholders approve the merger agreement, its approval of the merger agreement and the transactions contemplated thereby and its authorization of Bullion to enter into the merger agreement. See, e.g., pages 40, 41 and 43.

3.	We note your statement that “the full text of the written opinion of Semeniuk is attached to this proxy statement/prospectus as Annex B.” Annex B is the Voting Agreement. Please revise as appropriate.

In response to the Staff’s comment, the incorrect reference on page 41 to “Annex B” as Mr. Semeniuk’s opinion has been revised to refer to the correct annex, “Annex D.”

Opinion of Bullion’s Financial Advisor, page 43

4.

The opinion of the financial advisor states that it is for the exclusive use of the Bullion’s board of directors. Please revise to remove the implication that investors are not entitled to rely on the opinion. Alternatively, advise us of the basis for the advisor’s belief that security holders cannot rely upon the opinion to support any claims against the advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with the advisor). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to the advisor would have no effect on the rights and responsibilities of either the advisor or your board of directors under the federal securities laws.

Mr. John Reynolds, p. 3
June 13, 2012

In response to the Staff’s comment, Mr. Semeniuk has revised and reissued his opinion to remove the implication that investors are not entitled to rely on his written opinion. See page D-21. As noted in our response to Comment 2 above, the Bullion board of directors met on June 5, 2012 and reviewed the changes to Mr. Semeniuk’s written opinion.

Interests of Certain Persons in the Merger, page 46

5.	We partially reissue comment 22 of our letter date April 10, 2012. Please label the table located on page 47 “Golden Parachute Compensation,” as indicated in Item 402(t) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 47 to entitle the relevant table “Golden Parachute Compensation.”

Certain Material United States Federal Income tax Consequences . . ., page 48

6.	Please delete the word “certain” from the heading of this section. See Section III.C.1 of Staff Legal Bulletin No. 19 (CF).

In response to the Staff’s comment, we have revised the disclosure on page 48 to delete the word “certain” from the section heading.

7.

We note your statement that “based on and subject to the foregoing, and assuming that the merger qualifies as a ‘reorganization’ within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger … will be as follows: ….” Please note that your tax opinion may not include assumptions that assume away the relevant tax issue. Please revise your disclosure as appropriate.

In response to the Staff’s comment, we have revised the disclosure on page 49 to remove such assumption.

8.

We note your statement that “the foregoing discussion is for general information only and not intended to be legal or tax advice to any particular Bullion shareholder.” We note a similar statement in your discussion of Canadian Federal Income Tax Consequences of the Merger that “this discussion is of a general nature only, and is not, and is not intended to be, legal or tax advice to any particular holder.” The noted statements are inappropriate disclaimers since investors are entitled to rely on the tax opinions expressed. Please revise to delete the noted statements.

In response to the Staff’s comment, we have revised the disclosure on pages 49 (in regard to U.S. federal income tax consequences) and 58 (in regard to Canadian federal income tax consequences) to remove such disclaimers.

Certain Material Canadian Federal Income Tax Consequences of the Merger, page 57

9.	Please delete the word “certain” from the heading of this section. See Section III.C.1 of Staff Legal Bulletin No. 19 (CF).

Mr. John Reynolds, p. 4
June 13, 2012

In response to the Staff’s comment, we have revised the disclosure on page 57 to delete the word “certain” from the section heading.

10.

It is unclear why counsel is unable to opine on whether a share of Bullion common stock owned by a Non-Canadian Holder will be deemed taxable Canadian property under the Tax Act. Please revise to include counsel’s opinion on such matter or advise us of why counsel is unable to do so.

Blake, Cassels & Graydon LLP, Eurasian’s Canadian counsel (“Blakes”), has advised us of the following: Blakes is unable to definitively opine on whether a share of Bullion common stock owned by a Non-Canadian Holder will be deemed to be taxable Canadian property under the Tax Act. The determination of whether a share of Bullion common stock is taxable Canadian property is based on numerous facts and circumstances, including, in part, the circumstances pursuant to which the individual shareholder acquired the Bullion common stock. We have provided some general guidance to the extent feasible; however, because the relevant factual analysis will vary among the shareholders, no general opinion can be rendered, and we advise the holder to seek tax advice.

The Agreement and Plan of Merger, page 63

11.

We reissue comment 25 of our letter dated April 10, 2012. Although your supplemental response states that changes were made to page 63 in response to our comment, we are unable to locate any changes. Thus, we continue to note your statements in this section that the terms and information of the merger agreement are included “not to provide any other factual information regarding Eurasian, Bullion or their respective businesses … Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants ….” If you continue to use these statements in your proxy statement/prospectus, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

In response to the Staff’s comment, we have revised the disclosure on page 63 to remove such statements.

Eurasian’s Business, page 85

12.	We partially reissue comment 26 of our letter dated April 10, 2012. Please revise to provide more detailed disclosure regarding material government regulation in Turkey.

In response to the Staff’s comment, we have revised the disclosure under the heading “—Government Regulation and Environmental Protection,” beginning on page 85, to provide more detailed disclosure regarding material government regulation in Turkey.

Environmental, page 86

13.

We reissue comment 31 of our letter dated April 10, 2012. Please revise this section or elsewhere as appropriate to provide more detailed disclosure of the environmental regulations affecting Eurasian’s business in the countries in which it has material operations or anticipates it will have material operations in the near future.

Mr. John Reynolds, p. 5
June 13, 2012

In response to the Staff’s comment, we have revised the disclosure under the heading “—Government Regulation and Environmental Protection,” beginning on page 85, to provide more detailed disclosure of environmental regulations affecting Eurasian’s business, including regulations in Turkey, where Eurasian’s most advanced projects are located.

Government Negotiations and Mining Convention, page 96

14.

We partially reissue comment 39 of our letter dated April 10, 2012. Please revise to clarify what role Eurasian has in negotiations on the terms for a Mining Convention with the government of Haiti. For example, we note your disclosure regarding the Memorandum of Understanding, but you do not clearly disclose whether third parties are involved in the negotiations and have influence over the proceedings.

In response to the Staff’s comment, we have revised the disclosure on page 96 to clarify, among other things, that the expected Mining Convention is an agreement between the Eurasian-Newmont joint venture and the government of Haiti, and other mining companies are not involved in the negotiations.

Eurasian Management’s Discussion and Analysis, page 127

Three month period ended December 31, 2011 compared to the three month period ended December 31, 2010, page 128

15.

We note the discussion of your results of operation for three months ended December 31, 2011 as compared to three months ended December 31, 2010. We further note that you do not you provide financial statements for these periods in your Form F-4/A1. Please revise as necessary or explain to us why you believe that a revision is not required.

A discussion of Eurasian’s results of operations for the three months ended December 31, 2011 compared to the three months ended December 31, 2010 was required to be included in Eurasian’s Management’s Discussion and Analysis filed in Canada pursuant to applicable Canadian law. As this discussion is not required by Form F-4 or applicable Commission rules and the related financial statements for those periods are neither provided nor required in the Registration Statement, we have removed such discussion from the Amendment.

Financial Condition, Liquidity and Capital Resources, page 129

16.

We note your revised disclosure on pages 129 and 137 in response to comment 49 of our letter dated April 10, 2012. Please further expand your disclosure to provide an evaluation of sources and amounts of your cash flows for each annual and interim period presented for both Eurasian (page 129) and Bullion (page 137). Refer to Item 5.B.1(b) of Form 20-F.

In response to the Staff’s comment, we have revised the disclosure on pages 129 (in regard to Eurasian) and 137 (in regard to Bullion) to provide expanded disclosure that evaluates sources and amounts of cash flows for the annual and interim periods presented.

Mr. John Reynolds, p. 6
June 13, 2012

Critical Accounting Policies, page 130

17.

We note in your revised disclosure in response to comment 50 of our letter dated April 10, 2012 that you removed stock based compensation and mineral properties from your critical accounting policies disclosure. Please explain to us why these two items no longer represent critical accounting policies under IFRS, including your consideration of the significant adjustment to mineral properties in your pro forma balance sheet (page 141).

In response to the Staff’s comment, we have revised the critical accounting policies on page 131 to include the policies for stock based compensation (called “share-based payments” under IFRS) and mineral properties (called “exploration and evaluation assets” under IFRS).

Tabular Disclosure of Contractual Obligations, page 131

18.

We note your disclosure that, as of December 31, 2011, Eurasian had no long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on its balance sheet under Canadian GAAP. We further note that Eurasian’s December 31, 2011 financial statements are prepared under IFRS. Please revise your disclosure as necessary.

In response to the Staff’s comment, we have revised the disclosure on page 131 to indicate that the Company’s balance sheet as of December 31, 2011 was prepared under IFRS and not Canadian GAAP. No Canadian GAAP financial statements are included in the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 139

Pro Forma Combined Information, page 139

19.

We note your revised disclosure on page 144 in response to comment 58 of our letter dated April 10, 2012. We further note that you continue to disclose that “Eurasian has not yet undertaken any detailed analysis of fair value of Bullion’s assets and liabilities.” Please further explain this statement to us and supplementally identify for us the assets and liabilities that you have not yet undertaken any detailed analysis of fair value.

In response to the Staff’s comment, we have revised the disclosure on page 139 to reflect the fact that Bullion’s assets and liabilities have been estimated at fair value.

Pro Forma Consolidated Statement of Operations and Comprehensive Loss, page 142

20.

We note your pro forma adjustments of $500,000 for legal, audit and other costs and $1.2 million for estimated severance costs related to the acquisition. It appears to us that these two items are non-recurring charges that are directly attributable to the acquisition and, therefore, should only be recorded as pro forma adjustments on your balance sheet along with separate footnote disclosure of these charges and related tax effects. Refer to Rule 11-02(b) of Regulation S-X. Please revise accordingly or tell us why you believe it is appropriate to record these items as pro forma adjustments on your statement of operations.

In response to the Staff’s comment, page 142 has been revised to remove such items as pro forma adjustments on the statement of operations.

Mr. John Reynolds, p. 7
June 13, 2012

Notes to the Pro Forma Consolidated Financial Statements, page 143

1. Basis of Presentation, page 143

21.

We note in your revised disclosure in response to comment 64 of our letter dated April 10, 2012 that the historical financial statements of Eurasian are presented in Canadian dollars and were translated from Canadian dollars to U.S. dollars at the approximate exchange rate of par which resulted in no foreign exchange adjustment. Please further explain to us the statement that the financial statements were translated at the exchange rate of par, and cite the authoritative guidance in ASC 830 that serves as the basis for your translation accounting.

The financial statements were translated at the approximate exchange rate of par due to movement of the exchange rate between the Canadian dollar and the U.S. dollar over the relevant benchmark dates as indicated in the table below.

The foreign exchange rates on the benchmark dates for the pro forma financial statements are as follows:

Benchmark	Date or Period	CAD/USD
Eurasian’s year-end date	December 31, 2011	0.9804
Bullion’s quarter-end date	January 31, 2012	0.9959
Assumed acquisition date for pro forma purposes	April 1, 2011	1.0301
Valuation date for pro forma purposes	May 31, 2012	0.9740
Period average	April 1 – December 31, 2011	1.0197

As the table above shows, the exchange rate between the Canadian dollar and U.S. dollar has been moving around par over the benchmark dates. As a result, for purposes of the pro forma financial statements only, the exchange rate of par was selected. When the transaction is closed, the translation will be completed in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, which is similar, with minimal differences, to ASC 830, Translation of Financial Statements.

As a basis of presentation, disclosure on how Eurasian translated its financial statements into U.S. dollars in accordance with ASC 830 for the pro forma purpose is made in Note 1 to the pro forma consolidated financial statements. See the discussion beginning on page 143.

2. Acquisition of Bullion Monarch Mining Inc., page 144

22.

We note in your response to comment 68 of our letter dated April 10, 2012 that the information on D-19 was prepared by Bullion’s financial advisor to demonstrate whether the proposed transaction is fair to the Bullion’s shareholder (i.e., consideration to be received in the merger); that the assumptions used for the pro forma financial statements were determined by Eurasian management to value the proposed transaction; and that you believe the information on D-19 and the assumptions used in the preparation of the pro forma financial statements (page 146) could be materially different. Please advise us of the following:

a.	Further explain to us your statement that the assumptions used in the preparation of the pro forma financial statements could be materially different;

To determine the value of the royalty stream from the Carlin Trend Property (the “Carlin Trend”), Eurasian’s management employs the discounted cash flow method. Eurasian’s management considers the use of the discounted cash flow method proper because Eurasian’s main interest in acquiring Bullion is its royalty income stream from the Carlin Trend. In the discounted cash flow method, one of the key assumptions is the discount rate. In determination of the discount rate, Eurasian employs the risk free rate and historical performance of Eurasian’s share and that of TSX Venture market. As the discount rate will be revisited when the acquisition is closed, it could be materially different. Also, annual royalty revenue for the purpose of pro forma is determined on a best efforts basis by Eurasian’s management. If further information on the royalty revenue surfaces when the acquisition is closed, it could be materially different as well.

Mr. John Reynolds, p. 8
June 13, 2012

In addition, Mr. Semeniuk was retained by Bullion to act as its financial advisor in connection with the merger and to render to the Bullion board of directors an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Bullion common stock pursuant to the merger agreement. Mr. Semeniuk did not discuss any of his assumptions or analysis with Eurasian, and Eurasian played no role in formulating such assumptions, which are included in his opinion attached as Annex D to the proxy statement/prospectus included in the Amendment and differ from the assumptions outlined above that Eurasian has employed. Consequently, because Mr. Semeniuk was not retained by Eurasian and his analysis had a different objective, Eurasian believes the assumptions chosen by Eurasian and Mr. Semeniuk could materially differ.

b.

Explain to us the basis for the assumptions on page 146 that you used to determine the fair value increment of $34,998,765, including how you determined the gross and net annual royalty revenue in light of the uncertainty of whether the Carlin royalty will continue at current levels (page 134 and page D-13).

The basis of Eurasian’s assumptions to determine the fair value increment in the discounted cash flow method is as follows:

1.

Annual gross royalty revenue: Annual gross royalty revenue is determined based on Bullion’s historical royalty revenue ranging from 270 royalty ounces per month to 440 royalty ounces per month. Then the expected gold price of US$1,350 per ounce is applied. The expected gold price is determined by employing the technical and fundamental analysis of historical gold price, resulting in the upper end price of US$1,550 per ounce and the lower end price of US$1,350 per ounce. The lower end of the expected gold price is selected as Eurasian’s management takes a conservative approach.

2.

Annual net royalty revenue: Eurasian expects minimal operating expenses in collecting royalty revenue from the Carlin Trend. Administration costs in collecting royalty revenue, such as accounting costs, will be amalgamated into Eurasian’s current accounting practice, creating a cost saving effect which is recognized in goodwill. Hence, the costs included in determining the annual net royalty revenue consist of 5 percent of gold tax and 30 percent of income tax.

3.

Expected life: As disclosed in Bullion’s most recent annual report on Form 10-K for the year ended April 30, 2011, the expected life of the Carlin Trend Property is until 2024, which is consistent with determination by Eurasian’s management. Consequently, an expected life of 12 years is applied.

4.

Discount rate: The concept of cost of equity is applied in determination of the discount rate. In determination, ß (Beta) is calculated by comparing historical performance of Eurasian’s common share since the inception and that of TSX Venture market for the same period. Then the market risk premium is determined by applying the risk free rate (Government of Canada long-term benchmark bond yields) and the annualized return of TSX Venture market.

Mr. John Reynolds, p. 9
June 13, 2012

c.	Tell us which of the different underlying assumption(s) that you used had the most significant effect on the fair value that you assigned to the Carlin royalty.

Eurasian’s management determines gold price will have the most significant effect on the fair value assigned to the Carlin Trend. As Eurasian expects the production level at the Carlin Trend will fluctuate based on the gold price and the gold price is out of Eurasian’s control, it can affect annual gross and net royalty revenue which are key components of the discounted cash flow model that Eurasian employs in determining the fair value to be assigned to the Carlin Trend.

23.

We note the pro forma balance sheet adjustment of $12,268,078 to goodwill and deferred tax liabilities on page 141. Please revise to include the effects of these adjustments in your purchase price allocation on page 145. Also revise your disclosure on page 146 to further describe what the deferred tax liabilities resulting from the fair value adjustment for the Carlin Trend represent, and discuss any expected significant future tax effects resulting from them.

In response to the Staff’s comment, the purchase price allocation table on page 145 has been revised to reflect the effect of adjustments for goodwill and deferred tax liabilities. Further disclosure on what the deferred tax liabilities represent and any expected future tax effects is made in Note 3(d) to the pro forma consolidated financial statements on page 146.

24.

We note on page 144 that non-controlling interests in the Bullion purchase price allocation are based on estimated fair value. We further note that the non-controlling interests of $700,979 in the purchase price allocation (page 145) is the same amount recorded on Bullion’s January 31, 2012 balance sheet (page F-76). Please confirm to us that the $700,979 represents the estimated fair value of the non-controlling interests and, if so, tell us how you arrived at this amount.

Bullion’s non-controlling interests represent 20 percent non-controlling interests of EnShale Inc. (“EnShale”), a private company of which Bullion owns 80 percent. Eurasian’s management determined that the book value of EnShale’s assets approximates their fair values. Eurasian’s management further determined that goodwill incurred from the acquisition is only related to the Carlin Trend (i.e., no allocation of goodwill to non-controlling interests). Consequently, Eurasian’s management concluded that US$700,979 of non-controlling interests recorded on Bullion’s January 31, 2012 balance sheet represents the estimated fair value of goodwill.

4. Pro Forma Loss Per Share, page 146

25.	We note the pro forma net loss for the nine months ended December 31, 2011 of $(11,591,244) on page 146. Please reconcile this amount to the net loss on page 142 or revise as necessary.

In response to the Staff’s comment, the pro forma net loss for the nine-month period ended December 31, 2011, appearing on page 146, has been revised to $(9,891,244) and applied consistently.

6. International Financial Reporting Standards (“IFRS”), page 147

26.

We note your response to comment 60 of our letter dated April 10, 2012 and revised disclosure of the differences between IFRS and U.S. GAAP. Please further revise to describe how you converted your IFRS financial statements to U.S. GAAP for purposes of the pro forma presentation. Also confirm to us that there are no other significant differences between IFRS and U.S. GAAP that require adjustment and, if so, revise to include disclosure to that effect.

Mr. John Reynolds, p. 10
June 13, 2012

Eurasian’s management reviewed the historic accounting records and financial statements of Eurasian from inception up to December 31, 2011 to determine if any transactions or significant policies resulted in differences between U.S. GAAP and IFRS.

Eurasian’s management determined that there are no significant differences between U.S. GAAP and IFRS which require adjustments, except for deferred tax liabilities arising from asset acquisitions that Eurasian completed.

As disclosed in Note 6 to the pro forma financial statements on page 147, IAS 12, Income Taxes, does not permit a deferred tax liability to be recognized on the recognition of assets in transactions which are not business combinations. Thus, in accordance with U.S. GAAP, Eurasian adjusted deferred tax liabilities and their related deferred tax recoveries from the past asset acquisitions. The detail quantitative information is disclosed in the balance sheet of, and Note 6 to, the pro forma financial statements.

Management Following the Merger, page 147

27.

We partially reissue comment 69 of our letter dated April 10, 2012. Please revise the description of Mr. Bayley’s business experience to include the dates during which he held his position as Resource Lending Advisor to Sprott Resource Lending Corp. and as President of Ionic Management Corp. Please also describe the principal business of the entities for which Messrs. Bayley, Winn and Lim worked (to the extent not already described).

In response to the Staff’s comment, we have provided expanded disclosure in the section “Management Following the Merger,” beginning on page 148.

Description of Eurasian Capital Stock, page 150

28.	We reissue comment 74 of our letter dated April 10, 2012. Please delete the statement that “[t]his summary is not meant to be complete” in the first paragraph of this section.

In response to the Staff’s comment, we have deleted such statement.

Comparison of Rights of Eurasian Shareholders and Bullion Shareholders, page 153 Ability to Bring Shareholder Derivative and Class Action Lawsuits, page 158

29.

We partially reissue comment 77 of our letter dated April 10, 2012. We note your statement that the BC Act does not address class actions. Please revise this section to include a discussion of any material differences in the ability to bring class action suits, whether derived from the BC Act or other applicable law.

In response to the Staff’s comment, we have revised the disclosure on page 158 to address class actions under applicable British Columbia law.

Consolidated Financial Statements, page F-2

30.

We note that you furnished a Form 6-K on May 17, 2012 that includes your condensed consolidated interim financial statements and your management’s discussion and analysis as of and for the three months ended March 31, 2012. Please include this interim financial information in your next amendment, pursuant to Item 8.A.5 of Form 20-F. Also update other areas of the filing to reflect the most recent interim financial information, as applicable.

Mr. John Reynolds, p. 11
June 13, 2012

Item 8.A.5. of Form 20-F requires that financial statements be updated in documents in use more than nine months after the company’s fiscal year end. Although Eurasian is not yet required to update its financial statements in accordance with Item 8.A.5, Eurasian has included its first quarter interim financial statements and related Management’s Discussion and Analysis in the Amendment. However, based on our discussions with the Staff, the pro forma financial statements have not been updated to reflect Eurasian’s first quarter financial statements.

Notes to the Consolidated Financial Statements, page F-9

8. Investment in Associated Companies, page F-20

31.

We note your revised footnote disclosures in response to comment 84 of our letter dated April 10, 2012. Please further revise to disclose whether the financial information of the associated companies is prepared under IFRS or other GAAP, or tell us where such disclosure can be found in your Form F-4/A1.

In response to the Staff’s comment, we have provided expanded disclosure on page 128.

Bullion Monarch Mining, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, page F-55

Note 2. Acquisition of Dourave Canada, page F-60

32.

We note your response to comment 85 of our letter dated April 10, 2012 that describes how you arrived at the 60% discount to the $1.52 trading price of Bullion’s common stock on the April 1, 2011 acquisition date. Please advise us of the following:

a.

Further describe to us the trading restrictions under the applicable securities laws that the shares were subject to; and the details of the negotiated trading and vesting restrictions on the securities issued to the holders of 81.37% of the Dourave Canada shares, including the length of these restrictions and whether there were any available exemptions to such restrictions.

Regulatory Restrictions on Transfer
All of the shares issued in the Dourave Canada transaction were issued without registration or qualification in the United States, Canada or other jurisdictions pursuant to one or more exemptions from registration. Under U.S. securities laws, the shares issued to recipients within the United States were issued under Rule 506 of Regulation D, and the shares issued to recipients outside of the United States were issued under Regulation S. The shares issued to residents of Canada were issued under an applicable private placement exemption of Canadian securities laws. The share certificates issued to these shareholders include a legend identifying the restricted nature of the shares. Each of these exemptions from registration or qualification include applicable restrictions on the ability of the recipient to sell or transfer the shares received in the transaction.

The shares issued under Regulation D and Regulation S cannot be resold without registration under the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from registration. Such shares are generally sold pursuant to Rule 144 under the Securities Act, which requires compliance with a number of conditions, including Bullion continuing to make publicly available certain specified information and the shareholder holding the shares for at least six months. The shares issued under Regulation S are subject to an additional requirement that the shares not be sold to any person in the United States within six months following the offering. The shares issued to Canadian residents were also subject to an applicable four month transfer restriction under Canadian private placement regulations.

Mr. John Reynolds, p. 12
June 13, 2012

Contractual Restrictions
Holders of 81.37 percent of the shares issued in the transaction also agreed to the following contractual transfer restrictions: “Sellers who are officers and/or directors of Dourave shall not sell any Buyer Shares issued to them hereunder until such Buyer Shares have vested in accordance with the following schedule: 1/3 at Closing, 1/3 on the first anniversary of Closing, and 1/3 on the second anniversary of Closing, and the certificates evidencing such Buyer Shares shall contain a legend reflecting the foregoing restriction.” There are no exemptions to these contractual restrictions. Warrants issued to such holders also contained the following contractual limitation on exercise: “The warrants are exercisable 1/3 on the issue date, 1/3 on the six month anniversary of the issue date and 1/3 on the one year anniversary of the issue date.” There are also no exemptions to these contractual restrictions.

b.

Further explain to us how you determined the percentage of discount for the lack of marketability (40%), thinly traded (15%) and lack of control (5%), including your consideration of the different trading and vesting restrictions on certain shares.

In Accounting Series Release No. 113, the Commission acknowledged discounts for restricted securities: “Restricted securities are often purchased at a discount, frequently substantial, from the market price of outstanding unrestricted securities of the same class. This reflects the fact that securities which cannot be readily sold in the public market place are less valuable than securities which can be sold, and also the fact that, by the direct sale of restricted securities, sellers avoid the expense, time and public disclosure which registration entails.”

In its good faith effort to quantify discounts applicable to the valuation of the restricted/non registered securities, management considered the regulatory restrictions, including United States and Canadian restrictions, as well as contractual restrictions, as indicated in the response to question a. above. Studies of restricted securities transactions were considered as relevant to the issue at hand, and, although there are many restricted security studies with a wide range of results and conclusions, a more recent study (LiquiStat) was identified as relevant because of its more recent period of study and because of the comparability of the duration of the average restriction period with the subject securities. That study suggested a discount for lack of marketability of 32.8 percent. Because of the multi-layers of restrictions (as indicated above), non-registration of the shares, and lack of interest from the market to register the shares in association with an offering once the restrictions lapsed, Bullion management felt that such additional risk would increase the lack of marketability discount above the 32.8 percent. (In fact, after the restrictions lapsed attempts were made to engage professionals to register and market the securities, to no avail). Bullion management concluded the total discount for marketability could be as high as 45 percent, but ultimately decided upon a discount of 40 percent.

An additional discount, separate and apart from restrictions and a lack of marketability discount was considered applicable because of the history of the trading volume (or lack thereof) of the unrestricted stock. Approximately 40 percent of Bullion’s issued and outstanding common stock is held by executives and others that have not made their common stock available to be traded in the open market. An analysis of the graph of the five year history of the trading volume of the unrestricted stock indicates relatively low trading volumes offset by large and unmistakable spikes in trading volumes coincidental with company announcements of corporate events, suggesting speculators entering the fray with resulting artificial and unsustainable spikes in trading prices. Bullion management believes that restricted stock is subject to greater additional risk when the market for the issuer’s unrestricted stock is unstable (Stryker and Pittock study) and concluded an additional thinly traded/volatility risk discount of 15 percent was reasonable.

Mr. John Reynolds, p. 13
June 13, 2012

The acquirer exchanged a controlling interest in Dourave (i.e., the entity acquired) for a non-controlling interest in Bullion. Although, in theory, the trading price of Bullion shares should reflect a discount for lack of control, Bullion management concluded that because of the large percentage of shares not available to be traded in the open market an additional discount to the trading price of 5 percent would be applicable for lack of control.

Bullion management, in consideration of all the risk factors associated with issuing unregistered and restricted securities, including regulatory and contractual restrictions, and other issues relating to trading and market risk, thinly traded/volatility risk and lack of control, concluded that a combined 60 percent discount was reasonable and appropriate.

c.	Tell us the generally accepted accounting guidance that serves as the basis for your conclusion to record such discounts to the trading price of Bullion’s common stock.

ASC 805-30-30-7 requires the consideration transferred in a business combination to be measured at fair value. Bullion, the acquirer, transferred nonregistered/restricted equity interests (i.e., shares of its common stock).

Accounting Series Release No 113 highlights: “As a general principle, the current fair value of restricted securities would appear to be the amount which the owner might reasonably expect to receive for them upon their current sale. This depends upon their inherent worth, without regard to the restrictive feature, adjusted for any diminution in value resulting from the restrictive feature. Consequently, the valuation of restricted securities at the market quotations for unrestricted securities of the same class would, except for most unusual situations, be improper.”

Bullion management has concluded the fair value of the nonregistered/restricted equity interests transferred is the trading price of Bullion’s common stock, adjusted for the diminution of value resulting from the restrictive features (as explained above).

Signatures, page II-6

33.	Please include the date of Eurasian’s signature with your next amendment.

The date of Eurasian’s signature has been included on page II-6.

Exhibits

34.

Please file a copy of the Memorandum of Understanding with the Haitian government as an exhibit to the registration statement or advise us why you believe that the Memorandum of Understanding does not need to be filed. If you believe that the Memorandum of Understanding does not need to be filed, please supplementally provide us with a copy of the Memorandum of Understanding. We may have further comments.

On June 5, 2012, Eurasian’s U.S. counsel, Dorsey & Whitney LLP, supplementally provided the Staff with a copy of the Memorandum of Understanding. Eurasian does not currently regard the Memorandum of Understanding or its Haiti projects impacted thereby as material and therefore believes that the Memorandum of Understanding need not be filed with the Commission.

Mr. John Reynolds, p. 14
June 13, 2012

Exhibit 8.1

35.

Please file a revised opinion of counsel that opines on the tax consequences of the offering, rather than the manner in which such tax consequences are described in the prospectus. In this regard we note counsel’s reference to “an accurate summary” in the third paragraph of the opinion. Please see Section II.C.2 of Staff Legal Bulletin No. 19 (CF) for guidance.

In response to the Staff’s comment, Blakes has provided a revised tax opinion, which has been filed as Exhibit 8.1 to the Amendment.

36.

Please have your counsel also consent to the proxy statement/prospectus discussion of the tax opinion. This comment also applies to Exhibits 8.2 and 8.3. Please see Section IV of Staff Legal Bulletin No. 19 (CF) for guidance.

In response to the Staff’s comment, the consent language in the tax opinions filed as Exhibits 8.1, 8.2 and 8.3 has been modified to consent to the reference or discussion of the applicable tax opinion in the Registration Statement.

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Mr. John Reynolds, p. 15
June 13, 2012

* * * * *

     Eurasian hereby acknowledges that (1) Eurasian is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) Eurasian may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your review of the filing. If you have any questions regarding the Amendment or this response letter, please do not hesitate to contact me at (604) 696-3184, or Kimberley R. Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

EURASIAN MINERALS INC.

By:	/s/ Christina Cepeliaukas
Christina Cepeliaukas
Chief Financial Officer

cc:	Kimberley R. Anderson, Esq.
Dorsey & Whitney LLP, U.S. counsel to Eurasian

Andrew McLeod, Esq. Maninder Malli, Esq.
Blake, Cassels & Graydon LLP, Canadian counsel to Eurasian

Joshua E. Little, Esq.
Durham Jones & Pinegar, P.C., counsel to Bullion